Verizon New Jersey Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollars in Millions)	2002	2001	2000	1999	1998

Income before provision for income taxes and extraordinary item	$858.5	$950.7	$1,100.2	$1,067.4	$904.9
Equity income from affiliate	—	(.6)	(2.0)	(.8)	—
Dividends received from equity affiliate	—	.7	1.0	.8	—
Interest expense	127.2	119.3	124.7	110.9	105.2
Portion of rent expense representing interest	47.3	41.6	14.6	15.2	15.9
Amortization of capitalized interest	6.0	5.5	4.7	4.1	3.5

Earnings, as adjusted	$1,039.0	$1,117.2	$1,243.2	$1,197.6	$1,029.5

Fixed charges:
Interest expense	$127.2	$119.3	$124.7	$110.9	$105.2
Portion of rent expense representing interest	47.3	41.6	14.6	15.2	15.9
Capitalized interest	7.1	11.5	9.6	6.7	12.0

Fixed charges	$181.6	$172.4	$148.9	$132.8	$133.1

Ratio of earnings to fixed charges	5.72	6.48	8.35	9.02	7.73